SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES V
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                October 14, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 1 dated February 16, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 25, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company, regarding the Offerors' offer to purchase in the aggregate up to 1,200 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated October 14, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on February 5, 1999. As of February 5, 1999, a total of 2,458 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,200 Interests and all of the 2,458 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 600 of these Interests. The Bidder purchased 1,858 of these Interest. By Press Release dated February 16, 1999, the Offerors announced: (i) that the Offer had terminated as of February 5, 1999, as scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with General Instruction D to Schedule 14D-1. This amendment is intended to satisfy the reporting requirements of Section 13d of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to all securities acquired by the Bidder pursuant to the Offer.

--------------------------------------------------------------------------------

         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): ORIG, LLC

--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG, LLC beneficially owns 4,495 of the limited liability interests in the Partnership. (1)(2)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.5%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------



         (1) Includes: (i) 2,632 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), of which Mr. Nichols' wife, Barbara Nichols, is the sole limited partner and of which BKK Financial, Inc., an Indiana corporation ("BKK"), is the sole general partner (BKK is wholly-owned by Mr. Nichols' wife and two majority-age daughters); (ii) five Interests owned by NTS-Properties Associates V, the general partner of the Partnership (the "General Partner"), of which Mr. Nichols is the managing general partner; and
(iii) 1,858 Interests owned by ORIG, LLC, a Kentucky limited liability company ("ORIG"). (Mr. Nichols and Mr. Lavin are the sole members of ORIG; Mr. Nichols is the managing member of ORIG.) Mr. Nichols has sole voting and dispositive power over each of these 4,495 Interests.
         (2) ORIG, LLC disclaims beneficial ownership of 2,637 of these Interests, consisting of: (i) 2,632 Interests owned by Ocean Ridge; and (ii) five Interests owned by the General Partner.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: J.D.Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate  Amount Beneficially Owned by Each Reporting Person:
                  J. D. Nichols beneficially owns 4,495 of the limited liability interests in the Partnership.(1)(2)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  13.5%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Includes: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 1,858 Interests owned by ORIG. Mr. Nichols has sole voting and dispositive power over each of these 4,495 Interests.
         (2) Mr. Nichols disclaims beneficial ownership of 2,823 of these Interests, consisting of (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 186, or 10%, of the 1,858 Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 4,495 of the limited liability interests in the Partnership.(1)(2)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.5%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Includes: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 1,858 Interests owned by ORIG. Mr. Nichols has sole voting and dispositive power over each of these 4,495 Interests.
         (2) Mr. Lavin disclaims beneficial ownership of 4,309 of these Interests, consisting of (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 1,672, or 90%, of the 1,858 Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Ocean Ridge Investments, Ltd., a Florida limited partnership
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |_|
                  b.       |X|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Ocean Ridge beneficially owns 4,495 of the limited liability interests in the Partnership.(1)(2)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.5%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  PN
--------------------------------------------------------------------------------



         (1) Includes: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 1,858 Interests owned by ORIG. Mr. Nichols has sole voting and dispositive power over each of these 4,495 Interests.
         (2) Ocean Ridge disclaims beneficial ownership of 1,863 of these Interests, consisting of (i) five Interests owned by the General Partner; and
(ii) 1,858 Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only):NTS-Properties Associates V,a Kentucky limited partnership (the "General Partner")
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |_|
                  b.       |X|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization:NTS-Properties Associates V is a Kentucky limited partnership
--------------------------------------------------------------------------------


         7) Aggregate Amount Beneficially Owned by Each Reporting Person: beneficially owns 4,495 of the limited liability interests in the Partnership.(1)(2)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.5%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  PN
--------------------------------------------------------------------------------



         (1) Includes: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 1,858 Interests owned by ORIG. Mr. Nichols has sole voting and dispositive power over each of these 4,495 Interests.
         (2) The General Partner disclaims beneficial ownership of 4,490 of these Interests, consisting of (i) 2,632 Interests owned by Ocean Ridge; and
(ii) 1,858 Interests owned by ORIG.

Item 2.  Identity and Background.
--------------------------------

         Although Ocean Ridge and the General Partner are not members of the group making the Offer (the "Offer Group"), Ocean Ridge and the General Partner are reporting persons under Section 13d of the Exchange Act by virtue of Mr. Nichols' ability to vote and dispose of the Interests owned by Ocean Ridge and the General Partner.

Ocean Ridge:
-----------

         Ocean Ridge Investments, Ltd., a Florida limited partnership, is a reporting person for purposes of this Schedule, but is not a member of the Offer Group. Ocean Ridge's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of Ocean Ridge is to invest in limited partnerships that own commercial and residential real estate. During the past five years, Ocean Ridge has not been the subject of any criminal proceedings. During the past five years, Ocean Ridge was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

NTS-Properties Associates V:
---------------------------

         NTS-Properties Associates V, a Kentucky limited partnership is a reporting person for purposes of this Schedule, but is not a member of the Offer Group. The General Partner's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of the General Partner is to manage and perform other real estate-related services related to the assets owned by the Partnership. During the past five years, the General Partner has not been the subject of any criminal proceedings. During the past five years, the General Partner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
------------------------------------------------------------------------

         Each of the reporting persons on this Schedule has acquired it Interests with an investment intent consistent with the Partnership's business plan.

Item 6.  Interest in Securities of the Subject Company.
------------------------------------------------------

          Reference is hereby made to cover pages 3-7 hereto, which are incorporated herein by reference.

         Except for the purchase of 2,458 Interests for $205 per Interest by the Offerors as of February 5, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Ocean Ridge, ORIG, Mr. Nichols or Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(9)  Press Release by the Offerors dated February 16, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 16, 1999               ORIG, LLC, a Kentucky limited liability
                                         company

                                         By:        /s/ J. D. Nichols
                                                    -----------------
                                                    J.D. Nichols,
                                                    Its:     Managing Member


                                         J. D. NICHOLS

                                         /s/ J. D. Nichols
                                         -----------------
                                         J.D. Nichols


                                         BRIAN F. LAVIN

                                         /s/ Brian F. Lavin
                                         ------------------
                                         Brian F. Lavin

                                    EXHIBITS

 Exhibit
 Number                                        Description
 ------                                        -----------
(a)(9)              Press Release by the Offerors dated February 16, 1999

                                                                  Exhibit (a)(9)









             Press Release by the Offerors dated February 16, 1999.

       NTS-PROPERTIES V AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER.


         Louisville, Ky. February 16, 1999. NTS-Properties V and ORIG, LLC announced today that the issuer tender offer for up to 1,200 Limited Partnership Interests in NTS-Properties V, which commenced on October 14, 1998, expired on February 5, 1999.

         The final results of the Offer are as follows: On February 5, 1998, a total of 2,458 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,200 Interests, and all of the 2,458 Interests were accepted by the Offerors. NTS-Properties V repurchased 600 Interests at a price of $205 per Interest pursuant to the Offer, and ORIG, LLC purchased 1,858 Interests at a price of $205 per Interest pursuant to the Offer.